Filed Pursuant To Rule 433

Registration No. 333-286293

April 8, 2025

DACFP Webinar – April 8, 2025

Speakers:

•
David LaValle, Global Head of ETFs, Grayscale
•
Ric Edelman, Founder, Digital Assets Council of Financial Professionals

Ric Edelman: Hello everyone and welcome. Today we are joined by Dave LaValle, Global Head of ETFs, at Grayscale.

David LaValle: Thanks, Ric – great to be here.

Ric Edelman: So, Dave I want to start with a little bit of a simple question, which is what is Grayscale? Do you mind giving a bit of an overview for viewers?

Dave LaValle: Sure, thanks Ric – so Grayscale is the largest crypto-native asset manager globally. We were founded in 2013, and have been a key player in this space ever since. In terms of products, you know we have 4 dedicated digital asset ETPs in the market, 2 based on Bitcoin, 2 based on Ethereum. We have a few equity and options based traditional 40 Act ETP's in market as well, which I'm sure we'll talk about today. But we also have a large swath of private funds and we're 100% dedicated to crypto. We're really proud of that.

Ric Edelman: Well, the one thing I need to point out because you're going to be too modest to do so. If it wasn't for Grayscale, none of the Bitcoin ETFs or any other ETFs that have followed, none of them would exist be on the market today. But I think a lot of folks sometimes forget, or many don't even know is that it was Grayscale that filed a lawsuit against the SEC, after the SEC had continually persisted in rejecting the applications to bring a Bitcoin ETF to the marketplace. It was your lawsuit that forced Gary Gensler to bring the ETPs to market January 10, a year ago, and look where we are today, pretty astonishing impact that Grayscale has had on the investing public.

Dave LaValle: Well, we really appreciate you saying that, Ric, look, you know you and I have both been in the market a while. We've both been following the trajectory of the ETF market. It was 2013 when I was at NASDAQ. When I first contemplated trying to bring, you know a Bitcoin, a spot Bitcoin, ETP to market and then, you know, roughly 10 years later, kind of full circle, having the opportunity to really partner not only with, you know, asset managers, but also with every large institution that's supporting the infrastructure. So, admin and market makers and AP's, liquidity providers, everyone really showed up to make it work and it's been really a testament to the entire industry, but it's really about bringing an exposure to clients and you know, giving them what they have desired. So, the astronomical asset growth has been a real testament to, you know, the desire that investors of all shapes and sizes have for digital assets and Bitcoin in particular, and its also a real validation for the for the asset.

Ric Edelman: I've worked with Grayscale since pretty much its beginning. I got involved in crypto back in 2012. Grayscale launched in 2013, a true pioneer in the industry, and that's why you're not just the earliest but the largest crypto asset provider today. And so, you know, you're, you're the elephant in the room and deservedly so. So, I've got a bunch of questions, I want to ask you, Dave and I invite all of you to join in as well.

Many of you have submitted questions in advance when you registered. I will pepper those to Dave as we go through this conversation and you're welcome to ask additional questions if something you hear us talk about perks up something in your mind. Just go to the Q&A box here in Zoom. I'll be curating that as we go and if I see something there that looks on point, I'll toss it over to Dave. But Dave, before we get into what folks already previously asked, I've got to talk about the last three days.

Obviously, the investing world has gone ‘topsy turvy’ and that persists as we conduct this event today. Give us your insight overview to outlook. I don't even know how to frame it, but anybody knows how to frame it?

Dave LaValle: Yeah.

Ric Edelman: Tell us about your views in these past three days.

Dave LaValle: Yeah, I mean, look, this is this market that we've seen over the past couple of days and some of the, you know, real kind of sharp volatility especially yesterday morning that we saw coming off a weekend and a lot of kind of conjecture in the market, it actually really harkened back to, you know, 2008 timeframes in terms of the volatility that we're seeing, you know, threats of limit down. And then really you know sharp spikes up on news and then sharp spikes down again. I think the reality is you take a look at you know, S&P, you take a look at NASDAQ 100, you take a look at, you know, bond yields, the 10 year, and then you take a look at Bitcoin and honestly on a relative spectrum, obviously there been some intraday volatility but on a relative basis Bitcoin over the past few days has kind of been range bound from you know, let's say on the top end 82, 83 thousand on the bottom end right around 75,000 and so.

Dave LaValle: You know, on a relative basis, it's kind of been an asset that has been uncorrelated to, you know, the broader markets. And you know there have been times when, you know, Bitcoin has been more correlated to tech and there have been times when Bitcoin has been more correlated to gold. And then there been times when you know Bitcoin has been, you know, a more uncorrelated asset and something that investors can really rely upon to be a bit of a safe haven. And I think over the past few days, it's something that we have been seeing and witnessing real time amid some real volatility that has been brought on. I think just generally by tremendous uncertainty in the marketplace. I mean, we talk about it as investors and as asset managers and kind of you know risk takers and risk managers, uncertainty in the marketplace is very, very difficult to manage and amidst this uncertainty, this asset that is, you know, uncorrelated and kind of totally ex the system, so to speak you know has remained somewhat objective and has not been you know hit by the perils of this volatility.

Ric Edelman: I'm gonna ask you to reset your microphone like you did a little bit earlier. Unplug it, plug it back in and see.

Dave LaValle: Yeah, sure.

Ric Edelman: If we can improve. That sound a little bit and while you're doing that, I'll, I'll pose this question to you that. You know, pre-January of 2024, before the ETFs came up with the market, buying Bitcoin was it was the new thing. So it was difficult, it was cumbersome and complicated and intimidating for a lot of first timers. And it kept a lot of people out of the market. Now the ETF, I'm seeing, and it's understandable why investors throw $100 billion at them because the ETFs make it so incredibly easy and simple and familiar and non-threatening in in that, you know familiarity sort of way. Adding it to a simple ordinary brokerage account where you can rebalance and dollar cost, average tax loss, harvest, I mean.

Dave LaValle: Right.

Ric Edelman: What's not to love? So given that. Given the availability of the ETFs and of course Grayscale was one of the among the 1st nine that that were launched. And as I said hadn't been for you nonetheless would be the case. But, now that they’re here, why would anybody want to gain Bitcoin any other way? Is that you know, this seminar is designed about talking about gaining exposure beyond the ETFs.

Dave LaValle: Yeah.

Ric Edelman: Why would we want to bother?

Dave LaValle: I mean, Ric, I always use the analogy of gold and I think it's a really good analogy to use. Different investors want their exposure in different ways and you know some gold investors want to have gold in their vault and they want to make sure that it's on their premises and in their home so that they can, you know, hold it and safe. Keep it. And you know, take care of the security of it and it gives them a certain level of comfort and others, you know, want a financial product where they can take advantage of it being alongside all their other investments in their brokerage account. And then others want, you know, some other synthetic form or some other synthetic exposure to it, whether it's in the form of a future or another financial product. And then others want, you know, some sort of equity representation, maybe in the form of, you know, a gold mining ETP.

And so I think you know, it just as a matter of your preference as an investor and exactly how you want to realize that exposure. And I think the very same is true for Bitcoin. And you know, there's a lot of options that have really been brought to market more recently. And look, you know, in the very beginning before the exchange traded products were launched and listed. It was actually really some of the innovation at Grayscale that allowed for investors to, you know, gain exposure to Bitcoin and put it in there, you know, retirement accounts and attack, you know, take advantage of some tax deferral.

Now that the ETF's are here and we've had a little bit of kind of, I would say maturation of, you know, the exchange traded product marketplace for digital assets, this is no longer kind of a binary decision: Do I want Bitcoin or do I not want Bitcoin? It's a more sophisticated question that investors are, you know having with themselves or having with their financial advisors, and talking about the best way that they can, you know, you know, have digital assets in their portfolio, but also supplement their, you know, broader investment and financial goal.

Ric Edelman: Yeah, I, that's reliable. I have to say that that makes sense. If you really think about it. Financial advisors and I think investors generally love diversification.

And we all know why. We don't have to put that here. But when you really look at it, those Bitcoin ETF's are single asset, which is contradictory to the diversification approach that advisors take. So we yeah, we like Bitcoin and yeah, we like crypto, but a Bitcoin ETF is just Bitcoin. It doesn't provide income. It doesn't have any hedge against downside. So it makes sense to look beyond the Bitcoin ETF to allow you to fulfill your portfolio modeling objectives in a manner that the Bitcoin ETF just essentially can't. And so now we're seeing a raft of VTS in the marketplace and other investing strategies. So if you could talk about them and explain, give us some detail of those alternative ways that we can get exposure.

Dave LaValle: Well, I'm actually gonna go back to the conversation with advisors first. And you know we've been talking to advisors for a very long time. And before the Bitcoin exchange traded products were in market, advisors really had no way to gain access or exposure to Bitcoin.

On their investment platforms and so largely, advisors were kind of forced to, you know, send their investors or their clients to another place to gain, you know exposure to digital assets. And furthermore, we kind of saw advisors, you know, realizing this kind of asymmetric downside risk to making a recommendation or an allocation to Bitcoin or digital assets. And so they weren't doing that. With the advent of the exchange traded products coming to market, Ric, we saw a total inversion of the asymmetric risk. Now advisors have an asymmetric risk if they didn't have a strategy around digital assets because: Now there were ETFs. Now they had the ability to kind of offer it to their clients. Now clients knew that they could get access to Bitcoin in a very familiar wrapper and kind of make that allocation alongside all of their other, you know, ETF's or investments in their portfolio. And so, this isn't to say that every single investor needs an allocation to Bitcoin. That's not my point.

My point is that, you know, advisors recognize they had an asymmetric risk to, you know, their franchise if they didn't have a strategy around it. So the conversation with advisors really changed, which is largely what led to some of the proliferation of different types of products and you know, I always have said, you know, if there's one thing that I can't predict as a 20 year ETF veteran, I can't predict what is going to be you know a good successful launch versus an unsuccessful launch.

Dave LaValle: The ones that I think are going to be big have maybe not been successful. The ones that I think aren't going to be so great have been really successful. But when you listen to your client and you listen to the advisor and you listen to the solution that they're looking to solve for it becomes a little bit easier to actually product develop and that's why we have brought a couple of different, you know kind of solutions to market number one in equity representation of you know, Bitcoin or digital assets. We have a miners product. This is something that you know is really just taking advantage of that you know analogy that I used earlier, which is we would have conversations with advisors and say ‘you know you should really make an allocation to Bitcoin’. They would say ‘we would really love to make an allocation to Bitcoin. My clients aren't quite ready to jump into the digital asset directly. Would you have that's an equity representation of that?”

Or we would have advisors that would say I'm ready for that, but my platform is not ready for that. We haven’t onboarded these products, yet we're not permitted to have these products onboarded yet. What do you have in equity, you know, variation of that that's going to give me high levels of correlation to the underlying performance of Bitcoin, but it's, you know, in the form of a basket of equities?

So we launched our miners product and that has been fairly successful and very well received by our clients. And then furthermore, the next conversation that we were having is, you know, we're looking for a little bit of downside protection. We want a little bit of like the upside performance. We're OK to cap the upside performance. We'd love to have some sort of income story with Bitcoin like, you know, what can you what can you solve for? And that's really when we just took a page from, you know, traditional finance and decided to come out with a couple of variations of covered call products.

And these covered call products are taking advantage of you know the options that are based on Bitcoin exchange traded products. And we have a couple of variations of that. Sell, you know traditional covered call products sell at the money calls, capture that premium. And look, Ric, with the level of volatility that you have with Bitcoin, it offers really attractive premiums. Because obviously you know options pricing is based upon volatility and the higher the volatility, the more premium we're going to be able to capture. And so we've been really excited about having recently launched our, you know, Bitcoin covered call product and then further, some clients said, but we don't totally want to give up all of our upside. Can you give us something that gives us some upside. but still offers the opportunity to capture, you know, yield and some income? And so we have our premium income product which goes 15, 20% out of the money sells those calls. So as the investor you get 15, 20% of upside capture of capital appreciation of the underlying asset. But at the same time that's in exchange for slightly less income. And so we're super excited to have brought these products to market.

Our sales team, the day we launched, I hadn't heard the phones ringing as much and these guys chattering as much with clients. People are really excited about it and we really are too.

Ric Edelman: And I think it's because the ETF industry on its face is really good manufacturer of investment opportunities. And so the Bitcoin ETFs a year ago were just the beginning and now that you have the ability to generate a yield off of Bitcoin is something that couldn't be done for the 1st 14 years of its life.

Dave LaValle: That’s right

Ric Edelman: The fact that you can now structure it to reduce the volatility that Bitcoin is infamous for is something that really couldn't be done before, and it's because the options market is now so huge and that's because of the ETF's that were launched on January 14 that created the upcoming market. That is unprecedented. So.

Dave LaValle: Exactly.

Dave LaValle: Exactly.

Ric Edelman: I think most advisors are not really paying a lot of attention to that at the speed of which this marketplace has grown and developed. Would you agree?

Dave LaValle: Yeah, I would totally agree. And again, back to my point, the beginning of last year, it was a very binary decision, yes or no to Bitcoin. And as time has gone on, I think the, you know, old adage that I've been saying for 15-20 years, not every ETF issuer is created equally. Not every ETF product is created equally. Some of the nuances associated with bringing this new asset class into, you know, an ETP wrapper are really starting to kind of unfold and you're kind of appreciating, you know, some of the some of the benefits or drawbacks of certain products and then furthermore, you know, we're not just going from kind of 0 to 1 on this decision on making allocation, what are the more sophisticated ways that we can kind of enhance the clients portfolio, how can we generate some income? How can we give ourselves some downside protection? How can we make the most educated decision on how to incorporate digital assets into a clients portfolio? And I think you know most people were just saying, OK, this is a, you know some sort of you know a digital store of value akin to gold. Well, truthfully, sometimes it has, you know, the behavior of, you know, real transformative technology. And so somebody that was really only interested in kind of, you know, some sort of store of value, you know, so an advisor might be making an allocation, pulling a little gold back, putting a little Bitcoin in. Well, now they're thinking about small cap tech, maybe I pull back a little bit on my small cap tech and I incorporate some Bitcoin into it. So people are appreciating the different kind of use cases. And the different spots in a clients portfolio, where Bitcoin might fit, and then furthermore figuring out if you want to take advantage of some of the other kind of exposure choices allowing for you know the opportunity for some income and a little bit of downside protection as well.

Ric Edelman: You might once more unplug and plug the mic? That's quite right.

Dave LaValle: I'm sorry about that, Ric

Ric Edelman: So, delve into the detail for us and talk about the portfolio construction, how do you and the diversification strategies along with it. How do you are you seeing advisors using these new option strategy with the ETFs that are available.

Dave LaValle: It's a little bit early, but what we have seen is we have really taken advantage of having conversations with advisors who have an angle or a bent towards generating yield. You know, when you take a look at and obviously we're making some, you know, pretty broad generalizations here. You know, those investors that are kind of, you know, later in the cycle of their investing kind of life, maybe retired, maybe focusing on yield generation, income generation are not necessarily interested in taking you know advantage of you know of 50, 60, 70 ball asset class. Well, when you start incorporating these type of products and into, you know, clients portfolios that are looking for yield all of a sudden you can have participation in an asset that has some upside, potential capital appreciation, but also generating some really significant yield based upon the fact that it's taking advantage of a really volatile asset class and selling those options against it. So I mean look, it's early in the product life cycle. We're yet to have a distribution, yet it's going to be making monthly distributions. You know where it's an actively managed product. We're working very closely with our sub advisor, working very closely with you know, our index provider. CBOE, to make sure that you know that we're managing it appropriately and typically when these products have come to market in other asset classes or tracking other you know indexes after that first you know distribution you can really see the assets and the volumes take off and we're really, really excited. So we're managing the product, everything is going. Smoothly this, you know, volatility over the past few days, you know, hasn't wavered. Our confidence in, in, in the ability to manage the product and it's only give us an opportunity to harvest more yield. So we're super excited about it.

Ric Edelman: So, so talk about it from a practical perspective, from the advisors lens in terms of potential returns, what do you see as the difference between Bitcoin equities and options from these spot ETFs?

Dave LaValle: Yeah. Well, look, it's hard to know. What I would say is if you feel like you're in a range bound scenario on the asset, so you're not kind of up into the right, you really have an opportunity to generate that yield because, because you know, you're not really kind of giving up any upside, you know, performance in the underlying asset in an up into the right scenario, you're going to underperform the asset, but you're going to generate that yield. In a downward market, you're going to outperform the market because presumably you're going to be capturing that yield. And that's not going to, you know it. It's obviously going to cut into any sort of loss that you have.

So it's honestly, you know, covered call strategies or something that been in market for a very, very long time. I think you and I would remember when they first, you know, came out in the form of full of then funds and then you know over time like every other kind of strategy have really been adopted in the FTP wrapper. Which again has democratized that type of exposure and clients have been utilizing options based strategies, covered calls, buffered notes, target date, you know target outcome, you know strategies in the ETP wrapper and we're seeing the same with Bitcoin now.

Ric Edelman: And that's kind of I think the key point isn't it that these products may seem new and different and untested, but in fact they're simply doing in Bitcoin what the stock market's been doing for decades. There's no difference here. And so you don't have to look at these ETFs and say, oh, they're so new, I want to give them time.

Dave LaValle: That's correct.

Ric Edelman: There's nothing new here. It's just being applied to an asset that hasn't been applied to before so

Dave LaValle: Yeah. And the only and the only difference is, you know, as volatile as any other asset class that they have, you know, put these strategies on, you know it's likely lower than what we have in Bitcoin. And therefore that, you know increase in volatility for the Bitcoin underlying asset, Net, generates higher yields, so it's an exciting opportunity to take advantage of bitcoins volatility when typically Bitcoin is, you know, kind of charged with being a volatile asset that's too volatile for our clients portfolio. In this case, it has the same volatility, but it has some positive outcomes for clients.

Ric Edelman: And I find that really interesting about the buffer perspective, the ability to insulate yourself from some of the downside risk, because let's face it, that's the number one thing that's keeping a lot of advisors and a lot of investors out of Bitcoin. They they've seen the 70% drawdowns that have occurred. How many times now? Four times

Dave LaValle: Yeah, yeah.

Ric Edelman: And people don't want that exposure, but now you can say, well, we can insulate. Against that, you'll give up a little bit of the upside. But the upside? Is so huge in its potential, giving up a little bit of it isn't that big a deal compared to insulating yourself against the large downside risk, and it allows people to engage in Bitcoin who before, emotionally, couldn't bring themselves to do.

Dave LaValle: Something. Yeah. You know, one of the things, right? How many times have you and I talked about ETF's democratizing an asset class, but largely that has been an institutional grade strategy that has then been brought to the masses. One of the things that's a little bit different about Bitcoin that we talk about is it's more of a barbell approach where you have, you know, initially had, you know, single, you know, small scale retail enthusiast investors. On the one extreme to the left and all the way to the right, the most sophisticated institutions in the world that were willing to self custody and do the homework and read the White Paper. And in those instances, those were people that were looking for, you know, 5X, 10X, 15X, 20X, 50X on their return profile. Well, now is the, you know, asset has matured. We now have the ETF, you know, ETF's in market. We're starting to kind of narrow the focus on what individuals kind of return expectations are. And as we kind of you know, address the advised market. We're having very different conversations about how clients want to make an allocation into their portfolio and they're really not necessarily looking for the 10X return because they know that comes with, you know, some downside potential as well. So having the opportunity to kind of scale that back and deliver Bitcoin with some upside while giving that benefit of yield and some income is a story that's really resonating with a broad range of clients.

Ric Edelman: Talk about what that market volatility in the context of what's going on at the SEC, regulatory changes that are being signaled out of the new administration and the new leadership of the SEC on these alternative pick point exposures, talk about that.

Dave LaValle: Sure. Well, I'm going to answer that in a in a handful of different ways, Ric, I think you know we have seen a new administration that is certainly much more favorable towards digital assets broadly, but it has been a bit more uncertain. And previously we had a very certain environment that was really unfavorable. So I will take what we have now. It's certainly much more favorable, but there's certainly an element of uncertainty that we're dealing with. The way that we have approached that is to essentially say, you know what, everything is ultimately going to get approved at some point in time. We have an SEC that is having very favorable, very constructive conversations with us on a number of different topics, you know, in kind creation redemption, how can we get staking into Ethereum? You know we have executive order coming out of the White House. We have the crypto task force that is engaging with a broad range of the industry.

So we have just a much more favorable, you know, collegial approach to trying to solve problems that the digital asset marketplaces is facing. There is you know, there's a request for comment out with hundreds of questions. You know, trying to address some of the most basic concerns that the market has is something of security. Is something not a security? What jurisdiction isn't falling under is the SEC, is the CFTC, you know? And so I think this is, you know, we're in this kind of uncertain phase, but we recognize it's much more favorable and we recognize we're making really material steps going forward. I think the focus was largely on, you know, President Trump being somebody who was very, you know favorable towards crypto and wanted US to be kind of the crypto capital of the world. But it also went to, you know, many different races within, you know, Congress and crypto became something that voters, we're focused on. And so now we see this kind of progression over the past four years that I've been at Grayscale, going from crypto being a partisan issue to, then crypto being a bipartisan issue, and then ultimately crypto being a nonpartisan issue.

And you know, for all of my colleagues who are spending time down in DC and for all the conversations we're having in DC, this concept of it being nonpartisan is really the most bullish indicator that we have seen. And I think we're going to see some not only kind of regulatory clarity at the SEC. We're also going to get some, you know, clarity on on rulemaking, and clarity on some policy as well.

Ric Edelman: You know, that's really profound. I hadn't heard it phrased in quite that way. That nonpartisan angle I think is really astute and speaks volumes as to what we are going to be seeing over the next couple of years out of Washington. So, with all of that combined, Dave, what then should advisors be thinking about when talking to clients about this broad subject, crypto equities, crypto, spot crypto options what should the advisors be telling clients?

Dave LaValle: I mean, first of all, advisors need to recognize that it's time to get educated, and I'm going to, you know, take a page out of my exchange traded fund book. And I think I think that you'll appreciate this, you know, listen, it was late 90s, early 2000s. I was trading on the floor of the American Stock Exchange. And the vast majority of the tickers that were going across the tape were SPY, QQQ, DIA, NDY and a handful of other the you know most. You know, the earliest exchange traded funds. The crowds with the smartest people and the best traders were all in, you know, the ETF pits and and that was where it tipped my hat. Maybe I should learn a little bit about this. And, you know, when you became an ETF kind of expert in the early 2000s, you know, you were a little bit unpopular, so to speak. And you were kind of bucking the trend, but once we got to like 2007, 2008 and you kind of had repeated conversations with advisors, they kind of realized wait a minute, you know these things are not going anywhere.

Maybe these things are not, you know, financial weapons of mass destruction. Hey, maybe these concepts of transparency and tax efficiency and you know, ability to have, you know, really useful, you know, capabilities building blocks of my portfolio for a number of different assets is kind of true.

They started to open their eyes and broaden their exposure and be more open minded to this transformative technology was that was the ETF and that was 15 years into ETF's being in market. We're coming up on 10/12/15 years on crypto being in market and we're seeing a similar shift and so. I would. I would. I always say to advisors that I talked to, remember how long it took you to get comfortable with ETFs, and when you started to incorporate ETF's into your clients portfolios and what benefit it was?

And that's because you were talking to experts. About how to educate oneself on how ETFs work, how they can incorporate them into their clients portfolios, I think we're at the same inflection point right now, Ric, and it's an open mindedness and ability to be educated to ask thoughtful questions to not be afraid to ask those questions and to really face off with the experts in the industry, because you're going to bring real value to your client.

And listen, that is not to say I'll repeat it. Not every client should have an allocation to Bitcoin. It's just not the case. But you have options out there to get exposure to digital assets that fit your individual clients needs and to make it thoughtful and appropriate, you know, allocation. And furthermore, this is something that has really been coming up with succession planning and you know, we've got 80 trillion in wealth that is going to, you know, generationally transfer in the next 15 or 20 years. I can guarantee you that next generation is going to want to, you know, be certain that you have intelligence have been educated and have a strategy around digital assets. And when we talk to advisers about that, that's mostly when we see the brightest light bulb kind of go off above their head. Ooh, this is true. You know, we need to make sure that we're appropriately planning, you know, the Bitcoin ETF's have been an inflection point. It has opened many people's eyes, the onboarding at the wirehouses and some of the largest wealth management platforms, independent or otherwise, have really been a second inflection point for these advisors.

And we're having really, really thoughtful conversations with clients about it. What they should do is they should educate themselves. They should understand what's out there. They should talk to, you know, firms like Grayscale, you know, grayscale.com or just pick up the phone and call us. We've got, you know, troves of people that are excited to talk about digital assets and walk you, you know, meet you wherever you are on that journey and then deliver a solution that fits your clients needs and your clients portfolios.

Ric Edelman: Once more with your mic. And that was really well articulated of what advisors should be doing. But I want to just ask you a bit of a challenging question. You talked with advisors all the time. Are they doing that, our advisors behaving in that way, which frankly strikes me as the fiduciary approach, they ought to be taking, but are they in fact doing so or are they generally saying I don't care I'm you know I got plenty of other things to do, my practice is fine. My clients are happy. I don't care. Not going to cluster there. What do you hear?

Dave LaValle: I think we're closer to 2003, 2004 in ETF land than we are in 2008. 2010 ETF land. But I will tell you that the conversations are super exciting. You know, I could give you a host of different you know metrics, but one of the things that we've been doing, we've been having these regional events. I mean, listen, you're such a great advocate for digital assets and you know webinars like this and all your advocacy and you know really making sure you're targeting you know the advisor community. We're doing the same thing with our regional events. Those events have gone from 25 people to 50 people to 80 people to 100 people to oversubscribed. You know, when we go and we show up at, you know, events that are a mixture of, you know, kind of large scale ETF events that are a mixture of industry folks, other asset managers, and then some end clients, you know, the booth traffic is has steadily been increasing. So you know this is a reality that, clients are asking advisors questions about digital assets, and advisors are recognizing they need to have answers. We have a Bitcoin book. It's just a, you know, a, a purple book that's, you know, hard bound. And it almost looks like a children's book, so to speak, in terms of it the way it's bound and the size of it. It's square.

And I can't tell you how many people come up and take the Bitcoin book and then they sheep usually ask, you know, can I take one for another advisor in my practice and, like, take as many as you want? There's a, you know, a digital version on our website as well. People need to be educated. And I think they're a little embarrassed that they haven't done the homework yet, but we don't blame them. They didn't have the opportunity to offer their clients exposure yet so we're here again to meet clients and advisors, wherever they are on their journey in digital assets and deliver a solution for them.

Ric Edelman: So cite the website because I think you just picked a lot of people's interest of wanting to get that purple book. So how do people get it?

Dave LaValle: Grayscale.com you can go to our products page and our content page or just info@grayscale.com. That's Gray with an A, so G-R-A-Y-S-C-A-L-E.com and you know, just ask, we'll happy to send you one. We can send you know some to wherever you are. You can take a look at it digitally online.

Ric Edelman: And that's really what is so different is that unlike other asset classes where you, know everybody's familiar with stocks and bonds and real estate. If there's no for most people, even though it's been around 15 years. And so that that keyword you used education, I think is where most people ought to be spending most of their time.Understanding what this stuff is, how it works, how you can make it work for you and the amount of content the Grayscale offers to provide that education is really very valuable. So I encourage folks to go to grayscale.com and take a look at all the educational material that that is available. And of course we have a lot of it too here at dactv.com to help you in your journey down that rabbit hole. And that in fact is the first question that we got from one of our attendees. How do I get started?

And related to that, he's also asking the flip side – how do I get out? Well, you've talked about making an investment into these ETFs, but talk about the liquidity, talk about the ability to exit a position.

Dave LaValle: Yeah. I mean, honestly, these products trade just like every other exchange traded product in market, they're incredibly liquid, spreads are incredibly tight. The ability to buy and sell a digital asset, ETP, a Bitcoin ETP is actually quite fluid and quite smooth.

And you know, if you were to access the market directly, you would certainly be kind of paying more in spread and paying more in execution cost, forget about any sort of cost you would subscribe to, you know kind of you know storing it digitally yourself and any sort of operational risk. These products like every other ETP and every other asset class are trading incredibly tightly, really efficiently with incredibly deep pools of liquidity. So how do you get in?

You go to your brokerage account and you know you in the case of Grayscales you know BTC ticker which is the lowest cost ETP in market pop in the ticker, and put your order in. I always say when trading use limit orders, not market orders because it just kind of protects the certainty of your execution price. And the same is true when you're exiting a position. Again, these markets are very tight, very liquid. We have deep pools of liquidity, deep pools of market makers and we're really pleased with the way the products have been behaving in the secondary market.

Ric Edelman: This question as well your opinion of buying these products inside an IRA.

Dave LaValle: Yeah, I mean, listen, the opportunity to have kind of you know tax deferred, you know, status has been an incredible tool that we have seen advisors take advantage of. You know, we have some folks that are able to, you know, make self-directed investments in their 401K's as well when they're you know available for a self-directed. So the concept of kind of incorporating these into you know clients portfolios for tax deferred status or retirement accounts has been something that has been really favorably received. We have clients that call in and ask about it in 529 accounts because they want to have a very long term, you know view on that. I'm not sure that there's a 529 in market that offers it yet, but we're working on that.

And the reality is, you know, people can say what they want about the volatility of Bitcoin as an underlying asset. I say it's a volatile asset that doesn't devalue and as more and more people continue to utilize the asset for different reasons or you know whether it's, you know, the government is you know going to have their Bitcoin Reserve or or you know, you know more pensions and endowments and foundations incorporate Bitcoin into their holdings. You're taking more Bitcoin out of the system, so you're kind of increasing the demand. And we all know that bitcoins, you know, supply is, fixed. I'm no economist, but if you increase the demand and you hold supply constant or decrease, decrease supply, it has a really favorable, you know price appreciation opportunity and I think that's what people are really recognizing, they're taking a long term view on making an allocation. That's why we're seeing it in retirement accounts.

Ric Edelman: Yeah. And let's face it, 2/3 of the investing public's money is inside of those retirement accounts, so it makes sense to put this inside there as well.

Dave LaValle: That’s right

Ric Edelman: One of our attendees is asked if we could provide the link for people to get a hold of the book that you described, and yes, go to your, go to the chat here on zoom, Michelle has posted the link directly to Grayscale dot Coms page, so you can get it right there.

Dave LaValle: Thank you, Michelle.

Ric Edelman: Robert is asking about the allocation percentages. What? What are you seeing advisors doing? How much are they putting of the portfolio into this?

Dave LaValle: Yeah. Yeah. So we have a couple of white papers that are focused on that. Zach Pandl who is our head of research is a was formerly an economist at Goldman Sachs and has kind of, you know, come over. He's a, you know, deep enthusiast of digital assets and we've done a lot of work on determining what the best allocation to Bitcoin is essentially we have come to is a 1% to 5% allocation, most people want the 2% where you get kind of the best returns and risk adjusted returns, sharp ratios etcetera. Again, I encourage you to come to our website and take a look at that research report because it's really, you know written in a way that advisors and investors are used to consuming this type of information and that has resonated really well with our clients and has given them some comfort as to how to figure out how to make that allocation into their portfolio.

Ric Edelman: What I'm finding really interesting is that that allocation is rising when I wrote my book, the truth about crypto, I said 1% that was in 2017. You know, 2021 and now we're seeing people increasing that to three even to 5% as you said, because Bitcoin is now being derisked in the sense of we're not, we're no longer worried the government's gonna try to ban it that it would be, you know, prohibited asset. So in that sense it's been derisked.

Dave LaValle: Exactly.

Ric Edelman: And the higher you know, it's not $3 trillion, roughly asset class in total. 3% of the countries assets. So on that basis people are more comfortable with going 3 or 4.

But still it's low single digits. You know, we're not talking about you know, 60% allocation like we do equities. And so I find that really interesting that the number is slowly getting bigger.

Dave LaValle: Ric, I got a an anecdote for you. Recently I was talking to an institutional investor that had, you know, made a 1 1/2% allocation to Bitcoin and he was having his kind of quarterly calls with his largest clients and despite the fact that the asset was, you know, you know merely 150 basis points in the portfolio, it was dominating 80% of the conversation. And so, this you know, he was somewhat frustrated. He was having a conversation. He said I'm so thrilled it's in the portfolio, he is like we have some great assets that we've put in this portfolio. Nobody wants to talk about them and they're far in excess of the 150 basis points that we have in in Bitcoin. But everybody wants to talk about that Bitcoin allocation. It was, you know, one story, but it's something that, you know, is really kind of something that's dominating conversations because clients are interested.

Ric Edelman: Absolutely right. I see it all the time and it's become a joke when I'm on the lecture circuit. Is it, if it's a 1% allocation, why are we talking about it like its 50% of it. It's fascinating how much interest there is in this day. Now let's see. One of our attendees is asked if they view can cite the tickers.

Dave LaValle: Yeah.

Ric Edelman: To the ETFs that you've been referring to here on today's podcast.

Dave LaValle: Yeah, sure. So B-T-C is our low-cost Bitcoin ETF. E-T-H is our low cost Ethereum, ETP. Both of those are 15 basis points and lowest cost in market. M-N-R-S is our miners products. So that's the equity representation of Bitcoin miners, a high correlation to the underlying asset of Bitcoin, but an equity representation of it

Ric Edelman: Like inside, it is marathon etcetera.

Dave LaValle: Exactly, exactly. Exactly. Our cover call product that's selling at the money. So this is higher income, but giving up all your upside so to speak is B-T-C-C. And then our premium income product, which is selling slightly out of the money calls, so you get some of that upside capture of the Bitcoin performance in exchange for a little less income is B-P-I.

Ric Edelman: OK, so you've got 5 tickers there and lots of opportunity for you to go to go exploring. Roberts got a really interesting question. At what age should we tell our clients that they're too old to participate?

Dave LaValle: Robert, here's the deal. Younger clients, you may want to go, you know, full steam into direct exposure to Bitcoin. And as you're kind of getting further along in the end, you know, kind of maturity of your clients life, so to speak, maybe you want to go with BTCC, which offers you kind of exposure to Bitcoin, but it's really more of a yield oriented opportunity. I have long said, listen, you obviously have to understand the suitability of every single client and I don't know that age is 1 factor you can make a full decision. It is, you know, a factor in a, you know, series of factors that you would consider. But I don't think there's really an age limit that you could put on, you know, Bitcoin or a Bitcoin exposure, especially when you have more options in the market like we've discussed today.

Ric Edelman: In fact, I'll I'll turn this kind of inside out. The older the client, I could argue the more they should own the asset. And the rationale for that is that if you have someone in their 80s or 90s and you know they know that they're going to die with a lot of assets that they're going to leave to their children and grandchildren. They're not. It's not really their money anymore. You're now the steward of the money for the benefit of their heirs, so they shouldn't be investing as a 90 year old. They should be investing with the mindset of that 50 year old or 40 year old who's going to get the money in a few years. So in that kind of, warp logic. You could argue that even somebody very old for whom they personally might not be needing or appropriate for Bitcoin, if they're investing for the benefit of their heirs, who will get it on a stepped up basis?

Dave LaValle: Yeah, step up in basis is a nice little Shrek, right?

Ric Edelman: Octavio noted that you mentioned the expense ratios of BTC and ETH. What about the others?

Dave LaValle: Go to our website and we have all of our expense ratios online. I don't wanna misspeak, uhh 59 for MRNS. I believe 69 for both of the income products.

Ric Edelman: Matthew is asking how do you convince the trustees of a pension fund to add these investments to their portfolio?

Dave LaValle: What I would honestly tell you is, is this going to sound self-serving.. Give us a call and get experts on the phone and walk through what the concerns of the trustees have been in the past and how you can address those concerns. If it's volatility, we have answers. If it's, you know, the certainty of the custody of the asset. We have answers. If it's, you know, owning an exchange traded products. We have answers. I mean listen, it just depends on the different trustees. I faced off with boards for 20 years, talking about exchange traded funds. And you know, different boards have different concerns, but we have, you know, a high degree of confidence that we can have a really credible conversation about digital assets, about Bitcoin, about the ETF's, about the custody, about the operations, about the liquidity. And you really have to understand the nuance of the conversation as opposed to going in and just saying, I'm going to convince you on why you should make an allocation to Bitcoin. We have so much research that we can deploy, but honestly sometimes it's a bit overwhelming and if you kind of like, you know, parse out the conversation, it makes it a little bit more palatable and a little bit more digestible for the end client.

Ric Edelman: Yeah, it's, it's funny. The question, you know, just tomorrow I'm giving a presentation to the board of a large pension fund. They want to learn more about this subject. Are you seeing that Dave? Are you getting more inquiries from pensions and other institutional investors who want to learn more about this space?

Dave LaValle: 100% our legacy business was really focused on individual investors and then large family offices is really kind of where the predominance of our client base was. As we've now brought you know the ETP's online, obviously there's a very large contingent of self-directed investors. There's a very large contingent of the advised market, whether it's kind of in, you know, large scale wealth management platforms on the wires in the form of the wires or independents. But like everything else the institutions know that you know the exchange traded product wrapper can be a really efficient way to seek liquidity. And you know the longer-term allocators buy and hold, you know, are typically in the form of the advisors and self-directed, those that are looking for kind of quick access or quick trade in the form of hedge funds, you know or any sort of kind of more active tactical users are coming to the ETFs. And then the large scale, you know pensions, endowments, foundations are really starting to kind of come online as well. It's super exciting as an ETF geek to now see another asset kind of go through the same progression that we've seen with every other asset. And it's really been, it's really been rewarding to be part of this journey.

Ric Edelman: Let's see. Charles is asking you because you kind of alluded to it that you know every pension investment committee and board have different concerns, different areas of interest, etcetera. And so he's asking about the hacking, the cybersecurity piece of this has been one of the big fears everybody's always had. You know, you go back to 2013 your, uhh, Grayscale’s timing was kind of awful because it was around the era of Mt. Gox.

Dave LaValle: Yeah.

Ric Edelman: The biggest Bitcoin hack ever, and that was, you know, more than 10 years ago. And people still talk about it, I just did it. So how do you address that risk or concern that investors might have, how does Grayscale protect its clients with the with the ETFs and in fact Charles is asking is there insurance for such a? Yes.

Dave LaValle: Yeah.

Dave LaValle: Yeah. So, I was actually just in a diligence meeting for the first half of this morning, talking about a lot of the concerns that some large-scale institutions have when making an allocation to any asset manager and onboarding any asset manager. So, obviously, you know listen Grayscale used to self-custody we have since, and it's publicly you know, you know, publicly documented that coin base is our custodian for BTC and ETH. The two tickers that I had mentioned.

We have very large scale oversight of their business. We have a deep cybersecurity, you know, team here at Grayscale. And then we also have insight into precisely what their insurance protocol is and even furthermore, and this gets a little bit technical, but we understand exactly how you know Coinbase is organization is structured where you have Coinbase’s, operating business and then you have Coinbase Trust Company and Coinbase Trust Company you know holds the assets that are in cold storage which is where our assets, our Bitcoin and Ethereum are held. And so you know, we've done diligence on that and we understand kind of the legal exposure we have and the ability for us to lay claim to those assets should something happen from a, you know, a bankruptcy perspective or anything that would you know, potentially put those underlying assets at risk and we're making sure that we're constantly managing our wallet infrastructure so as to ensure that our clients assets are never at one point in time unduly exposed to potential risk because too many assets are kind of in one wallet. So we feel like we have a very strong infrastructure. We've been doing this for a very long time. We are a very strong partner with Coinbase and feel like you know our assets and our clients assets are incredibly safe keep.

Ric Edelman: I would venture to say that anyone who thinks that they can secure their Bitcoin better than Grayscale and Coinbase, is kidding themselves. Fair comment.

Dave LaValle: Yeah, I mean, like I, I'm glad. I'm glad you said that. We feel incredibly confident about the security, our own information security, our own cyber security and that of our partner at Coinbase as well.

Ric Edelman: Let's see what else we got here. There's just so many questions that people are raising. I want to make sure we get to those that are having the widest.

And just to confirm, Peter is asking your Custodian is Coinbase?

Dave LaValle: That's correct.

Ric Edelman: So you've heard Michael Saylor talk often about the fact that he believes a corporation should hold Bitcoin as cash reserves, as opposed to cash, which Michael argues is a depreciating asset compared to Bitcoin, that is either a stable or appreciated asset. Does Grayscale have a viewpoint on that?

Dave LaValle: We have a strong viewpoint on that and we've been kind of, you know, paying close attention to some of the companies that have been choosing to make an allocation. Obviously, we think it's bullish for the price of Bitcoin. Obviously, we think it's another really formative use case for Bitcoin in another opportunity to kind of further validate the asset, you know, stay tuned. You know there's some products in market and it's something that I think you know we're taking a very close look at to see if we can help the industry kind of take advantage of some of that in the form of a in the form of a product. It could be an exciting way to kind of realize Bitcoin exposure.

Ric Edelman: Is Grayscale. This question comes from Tim. Is Grayscale going to offer an XRP ETF?

Dave LaValle: So we have filed for a number of single asset, you know, tokens in the form of an exchange traded product. So kind of a further extension of our Bitcoin and Ethereum ETP's we have filed for Solana, we filed for XRP. We filed for Filecoin. You know, we filed for a host of these products. Obviously, they have to go through the regulatory filing process and we're currently kind of in, in dialogue with the SEC on this topic in partnership with our listing exchanges, both NASDAQ and NYSE. And so, you know, we're in that holding period. We're in that waiting period. We feel like the opportunity to kind of launch more single token ETP is in our future, but obviously there's a regulatory process that we have to abide by.

Ric Edelman: So what else is coming in 2025 that investors and advisors ought to be keep an eye out for?

Dave LaValle: Well, you know we have, are having conversations with advisers across the board as we've been referencing this whole you know webinar, I think one of the things that we never really touched on, Ric, is the reality that people want you know, multi-token exposure.

And ticker GDLC is a product that we have in market, currently, it's, you know, a publicly quoted product on the OTC markets. It's also an SEC reporting company. So, this is one of our kind of more mature, private funds. And we have also filed to, you know, uplist GDLC to become an ETP.

And so we're, you know, currently in that regulatory review process. And I personally have a, you know, pretty strong conviction that that is going to be the next product from Grayscale. It's going to become an ETF.

Now, that's not because I have any sort of insight, it's just the reality of where it is in its 240 day review process with the SEC. It's furthest along. We think the SEC is going to engage in a constructive conversation with us and so hopefully sometime this year, probably in the middle of the year, we think that that product could see approval. That's super exciting. You know, an oversimplification of it is essentially, you know, kind of the top five tokens. It's not a meme coin and isn't a stablecoin giving you kind of exposure to you know, more than just Bitcoin and Ethereum.

It's an exciting product and we think it has, you know, tremendous opportunity to garner assets and also deliver a great solution to clients.

Ric Edelman: Well, there's a lot of excitement coming this year, for sure. It's been exciting since the election, in the world of crypto, and I think we're going to see a whole lot more to come and I think we're going to see a whole lot of excitement coming out of Grayscale. You've been the leader for over a decade. There's no stopping you from that leadership role and your product innovation is second to none. So, I think everyone should pay close attention to what you're doing to, you know, sign up to get the alerts, that Grayscale issues all the time. You look at the content on the site, talk to the folks out in the field with those guys because they give you an awful lot of information and guidance on how you can incorporate crypto easily conveniently within your practice management without a lot of disruption that could really be a benefit to your practice and of course to your clients. .

But that’s Dave LaValle, who is the Global Head of ETFs for Grayscale. Dave, thank you so much for doing this today. It really has been a tremendous help to everybody.

Dave LaValle: Well, Rick, thank you so much for having us and thanks for your continued advocacy for digital assets more broadly.

Ric Edelman: Thank you.

Grayscale Digital Large Cap Fund LLC ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, 290 Harbor Drive, Stamford, CT 06902.